Exhibit (a)(5)(H)

EFiled: Nov 15 2013 06:53PM EST Transaction ID 54567689 Case No. 9093-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IMAD AHMAD KHALIL, On Behalf of	)
Himself and All Others Similarly Situated,	)
)
Plaintiff,	)
v.	)
	)	Civil Action No. _________
SANTARUS, INC., DANIEL D. BURGESS,	)
MICHAEL G. CARTER, ALESSANDRO E.	)
DELLA CHA, DAVID F. HALE, MICHAEL	)
E. HERMAN, GERALD T. PROEHL, TED	)
W. LOVE, KENT SNYDER, SALIX	)
PHARMACEUTICALS, LTD., SALIX	)
PHARMACEUTICALS, INC., AND	)
WILLOW ACQUISITION SUB	)
CORPORATION.	)
)
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Imad Ahmad Khalil (“Plaintiff”), by his attorneys, alleges upon information and belief based, in part, upon the investigation conducted by and through Plaintiff’s undersigned counsel, except with respect to Plaintiff’s ownership of Santarus, Inc. (“Santarus” or the “Company”) common stock, and Plaintiff’s suitability to serve as class representative, which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of Santarus against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, Ltd. (“Parent”), and Parent’s wholly-owned subsidiaries, Salix Pharmaceuticals, Inc. (“Intermediary”) and Willow Acquisition Sub Corporation (“Merger Sub,” and together with Parent and Intermediary, “Salix”). This action arises from the Individual Defendants’ breaches of fiduciary duties in connection with a proposed transaction in which Salix will acquire Santarus through a tender offer to be commenced by Merger Sub (the “Tender Offer”) for $32 in cash for each share of Santarus common stock (the “Merger Consideration”) in a transaction valued at approximately $2.6 billion on a fully diluted basis (the “Proposed Acquisition”). The Proposed Acquisition, announced on November 7, 2013, is designed to allow Salix to wrongfully wrestle control of the Company away from Santarus’ public stockholders and into Salix’s hands at an inadequate price.

2. Salix is attempting to take Santarus private at a significant discount to the Company’s intrinsic value. Considering the sharp jump in Santarus’ share price from $2.69 to $27.26 in a period of less than two years, the Merger Consideration is clearly inadequate.

3. Knowing that the lack of a meaningful premium and opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, and in an effort to ensure that the Proposed Acquisition is consummated, the Board agreed, in breach of its fiduciary duties to Santarus stockholders, to provisions that unreasonably inhibit potential third party bidders from launching topping bids, including: (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit, or who have submitted, unsolicited alternative proposals; (ii) a “matching rights” provision of four business days; and (iii) a termination fee provision whereby the Individual Defendants agreed to require the Company to pay $80 million in the event the Company accepts a higher offer. These inhibiting terms virtually foreclose on the possibility that a bidder would assume the significant time and expense required to engage in the sales process at this late stage.

4. In addition, in connection with the Merger Agreement, Salix entered into Tender and Support Agreements (the “Voting Agreement”) with certain officers and directors of the Company, who collectively own approximately 12% of the Company’s common shares, in which they agreed to tender their shares into the Tender Offer and against any alternative proposal. As a result, twelve percent of the Company’s outstanding shares are already locked up in favor of the Proposed Acquisition.

5. As such, Plaintiff seeks enjoinment of the Proposed Acquisition or, alternatively, rescission in the event that the Proposed Acquisition is consummated.

THE PARTIES

6. Plaintiff purchased or acquired shares of Santarus common stock prior to the events giving rise to the allegations herein, and continues to hold such shares.

7. Santarus is a corporation that organized under the laws of the State of California in December 1996, but reincorporated in the State of Delaware in July 2002. Santarus is a specialty biopharmaceutical company focused on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company maintains its headquarters at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. Santarus is traded on the NASDAQ Stock Exchange under the ticker symbol “SNTS.”

8. Defendant Daniel D. Burgess (“Burgess”) has served as a member of the Board since July 2004.

9. Defendant Michael G. Carter (“Carter”) has served as a member of the Board since February 2005.

10. Defendant Alessandro E. Della Cha (“Della Cha”) has served as a member of the Board since April 2012.

11. Defendant David F. Hale (“Hale”) has served as a member of the Board since June 2000 and has been Chairman of the Board since February 2004.

12. Defendant Michael E. Herman (“Herman”) has served as a member of the Board since September 2003.

13. Defendant Gerald T. Proehl (“Proehl”) has served as President, Chief Executive Officer (“CEO”), and a director since January 2002.

14. Defendant Ted W. Love (“Love”) has served as a member of the Board since March 2005.

15. Defendant Kent Snyder (“Snyder”) has served as a member of the Board since September 2004.

16. Defendants Burgess, Carter, Della Cha, Hale, Herman, Proehl, Love, and Snyder (collectively, the “Individual Defendants”), as directors of Santarus, owe fiduciary duties to Santarus and its stockholders and were and are required to act in furtherance of the best interests of Santarus stockholders; maximize stockholder value in any sale of the Company; and refrain from abusing their positions of control.

17. Defendant Parent is a specialty pharmaceutical company committed to the prevention and treatment of gastrointestinal disorders. Parent is a Delaware corporation and it maintains its headquarters at 8510 Colonnade Central Drive Raleigh, North Carolina 27615.

18. Defendant Intermediary is a wholly-owned subsidiary of Parent.

19. Defendant Merger Sub is a Delaware corporation and is an indirect wholly-owned subsidiary of Parent.

20. The Individual Defendants and Salix are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this class action pursuant to Court of Chancery Rule 23 individually and on behalf of all other public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as described more fully herein (the “Class”).

22. This action is properly maintainable as a class action.

23. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 31, 2013, there were 67,128,949 shares of Santarus’ common stock outstanding, likely owned by thousands of stockholders of record scattered throughout the United States.

24. There are questions of law and fact that are common to members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

a) Whether one or more of the Individual Defendants have engaged in a plan or scheme to enrich themselves at the expense of Santarus’ public stockholders;

b) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to Plaintiff and the Class;

c) Whether the Individual Defendants have and will unfairly favor their own interests to the detriment of Santarus’ public stockholders in violation of their fiduciary duties;

d) Whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and the other members of the Class;

e) Whether the Merger Consideration to be paid for the Santarus shares pursuant to the Merger Agreement is fair and reasonable;

f) Whether the Individual Defendants have wrongfully failed to seek a sale of Santarus at the highest possible price and, instead, will allow the valuable assets of Santarus to be acquired by Salix at an unfair and inadequate price;

g) Whether Plaintiff and the other members of the Class will be irreparably harmed by the Proposed Acquisition complained of herein;

h) Whether Santarus and Salix have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class; and

i) Whether Plaintiff and the other members of the Class will be irreparably harmed by Defendants’ misconduct if Defendants are not enjoined from the misconduct complained of herein.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FACTUAL BACKGROUND

Background of the Company

28. Santarus is a specialty biopharmaceutical company focused on acquiring, developing, and commercializing proprietary products primarily in the gastrointestinal space. The Company’s five marketed products include:

•	UCERIS (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis. The drug was launched in February 2013, and its revenue in the second quarter was $16.2 million.

•	ZEGERID (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders is promoted to gastroenterologists. Zegerid’s Q2 revenue more than doubled to $21.6 million from $10.3 million in Q2 2012.

•	GLUMETZA (metformin hydrochloride extended release tablets). Glumetza revenue increased 39% to $44.4 million in the second quarter.

•	FENOGLIDE® (fenofibrate) tablets, which are indicated as an adjunct to diet to reduce high cholesterol, are promoted to endocrinologists and other physicians who treat patients with type 2 diabetes. Fenoglide was the only product which had a drop in revenue, from $2.1 million in Q2 2012 to $2 million in the latest quarter.

•	CYCLOSET (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes. Cycloset brought $4.3 million in Q2, a 115% year-over-year increase.

29. Uceris is Santarus’ treatment for mild to moderate forms of ulcerative colitis. It was launched in the first quarter of 2013, and management predicted sales of $20 million for the full year and peak estimates were in a range between $200 and $300 million. In the first quarter, sales of Uceris were $6.6 million; in the second quarter, sales were $16.2 million. Thus, Uceris’s sales of $22.8 million in the first six months of the year exceeded the company’s full-year $20 million guidance. Finally, in the third quarter, sales rose even more to $19.6 million and the product continues to show incredible growth.

30. Since Uceris launched, peak estimates on the drug have risen rapidly, with the consensus being $500 million and some projecting sales to reach $750 million. According to a November 12, 2013 The Motley Fool article titled “Salix Scores Santarus in a Savvy Deal,” “the potential value of Uceris alone justifies at least two-thirds of the Santarus purchase price.”

31. Santarus plans to start two clinical studies in 2014 to expand the indication for Uceris. The first is the pediatric phase III study for microscopic colitis, which affects around 50,000 patients in the U.S. which qualifies for orphan drug status indication. The second one is focused on treatment of microscopic colitis, which affects about 300,000 to 350,000 patients in the U.S. These two indications could bring between $170 million and $270 million in additional revenue from Uceris.

32. Santarus currently has a Biologic License Application filed with the U.S. Food and Drug Administration (“FDA”) and is anticipating approval for RUCONEST in April 2014. Ruconest is the Company’s recombinant human C1 esterase inhibitor for hereditary angioedema, a rare but potentially fatal condition. Ruconest has been filed with the FDA and the efficacy, safety, and cost all compare favorably with existing drugs from ViroPharma, Shire, and CSL. Additionally, Santarus’ Rifamycin SV MMX for traveler’s diarrhea is in Phase III clinical trials. Finally, Santarus has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

33. According to a Seeking Alpha article dated October 3, 2013 titled “Santarus: Recent Pullback Presents A Buying Opportunity,” “[w]ith current marketed products and the robust pipeline, Santarus could easily reach $1 billion revenue in the next few years.”

Santarus’ Future Looks Bright

34. Santarus has been a stellar performer in the last eighteen months as its share price rose approximately 500% since the beginning of 2012.

35. On November 7, 2013, the Company reported its third quarter 2013 financial and operating results. Key financial results include: (i) total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012; (ii) net income of $30.3 million, or $0.38 diluted earnings per share (“EPS”), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012; (iii) non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012; and (iv) cash, cash equivalents, and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012.

36. According to the above-quoted Seeking Alpha article dated October 3, 2013, the following factors make Santarus’ stock an appealing investment opportunity, with at least 30% short-term upside potential, and long-term potential for triple digit gains:

•	A solid product portfolio, consisting of five products, and three more products in the pipeline (two of them being in late-stage development). The company is also making efforts to expand indications for the already marketed drugs.

•	Conservative management guidance and conservative analyst estimates. I believe that the future growth is underestimated by both management and sell-side analysts. Management has been raising revenue and profit estimates in the past several quarters. Analysts are following suit, but they have massively underestimated their estimates in the past, as evidenced by the earnings surprises in previous quarters.

•	The stock is trading at a significant discount to growth, and a low forward valuation. Santarus is currently trading at a forward P/E of 10.8, a very low multiple, considering the expected growth rates. On an ex-cash basis, the valuation seems even more compelling.

•	Potential acquisitions are not reflected in the share price. Management declared in the Q1 conference call that they are aiming to acquire smaller companies, which might further expand their product portfolio.

37. Undoubtedly, Santarus has been performing well and is currently poised for substantial growth. However, the Proposed Acquisition will deprive Santarus’ stockholders from sharing in the benefits of the Company’s recent success and bright future.

The Proposed Acquisition is Financially Unfair to Santarus’ Public Stockholders

38. On November 7, 2013, Santarus and Salix jointly announced the Merger Agreement through a press release (the “Press Release”), pursuant to which Salix will acquire, through the Tender Offer to be commenced by Merger Sub no later than December 3, 2013, all of the outstanding shares of Santarus for $32 in cash. The total equity value of the Proposed Acquisition is approximately $2.6 billion on a fully diluted basis.

39. The Press Release states in pertinent part:

Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond.

We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.

40. The Merger Consideration of $32 per share in cash drastically undervalues the Company’s prospects. According to Bloomberg, the average value multiple to revenue was 10.77 in comparable transactions, yet the Proposed Acquisition values Santarus at only 7.15 times revenue.

41. Salix is attempting to acquire Santarus at a significant discount to the Company’s intrinsic value. As discussed above, the Proposed Acquisition comes at a time when the Company’s prospects for growth are very strong due to its strong portfolio of marketed products and promising pipeline.

42. The Merger Consideration fails to recognize the value of the significant benefits inherent in the Proposed Acquisition. The transaction will solidify Salix’s lead position within the specialty gastrointestinal market with a combined twenty-two marketed products. Moreover, the additional products will diversify Salix’s revenue streams. Recognizing this, in a separate press release dated November 7, 2013, Salix’s President and CEO, Carolyn Logan, stated:

We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefiting from the increased scale created by a larger, even stronger Salix.

43. The Individual Defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Santarus’ public stockholders. Rather than maximize stockholder value as their fiduciary duties require, the Board catered to the interests of Salix.

44. The Individual Defendants’ failure to reject the inadequate Merger Consideration evidences their disregard for ensuring that Santarus’ stockholders receive adequate value for their stock. By failing to reject the Merger Consideration, the Individual Defendants have artificially depressed the value of Santarus’ stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

Inhibiting Deal Protection Devices

45. The terms of the Merger Agreement entered into on November 7, 2013 by and among Santarus and Salix were designed to discourage competing bids and hinder the Board from exercising their fiduciary duties to obtain the best possible price for Santarus’ public stockholders.

46. The Merger Agreement contains deal protection devices that substantially increase the likelihood that the Proposed Acquisition will be consummated, leaving Santarus’ public stockholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the interests of Salix, certain Individual Defendants, and other Santarus insiders at the expense of Santarus’ public stockholders and do not seem to represent a justified, appropriate, or proportionate response to any threat posed by a potential third party bidder.

47. In breach of their fiduciary duties, the Individual Defendants have agreed to the following inhibiting deal protection devices:

•	A “no-solicitation” clause that prevents Santarus from soliciting, or its directors and officers from even participating in discussions that may lead to a superior proposal from any bidder (Merger Agreement, Section 7.8(a));

•	A “matching right” provision that allows Salix four (4) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 7.8(d)); and

•	A termination fee of $80 million payable by the Company to Salix if Santarus decides to pursue a competing bid (Merger Agreement, Section 9.4).

48. The $80 million termination fee represents approximately 3.3% of the Proposed Acquisition’s total value on a fully diluted basis, and serves as a boon for Salix, rather than making it whole should the Proposed Acquisition not go through.

49. The “no solicitation” clause, the “matching right” provision, and the termination fee restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third party’s written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50. The reason behind these deal protection devices is clear: the absence of a meaningful premium for stockholders creates the very real potential that a third party bidder will attempt to usurp Salix and submit a higher bid for Santarus. The possibility that a third-party bidder will emerge motivated Salix to lock up the Proposed Acquisition by co-opting the Board and encouraging them to adopt inhibiting deal protection devices that would ensure that Salix could purchase the Company for less than would otherwise be possible.

51. Additionally, concurrently with the execution of the Merger Agreement, certain of the Individual Defendants and Satarus executive officers entered into Voting Agreements, pursuant to which each of them has agreed to tender their Santarus shares into the Tender Offer and to vote against any acquisition proposal from a third party or any other proposal made in opposition to, or in competition with, the Proposed Acquisition.

52. According to the Company’s SEC filings, the combined holdings secured by the Voting Agreements represent approximately twelve percent of Santarus’ common stock, which is therefore already “locked up” in favor of the Proposed Acquisition.

53. Considering: (i) the minimum condition of the Tender Offer under the Merger Agreement, according to which Salix’s obligation to purchase shares tendered pursuant to the Tender Offer is subject to, among other things, the tendering of shares that collectively represent approximately one more than 50% of the total number of shares of common stock of the Company; and (ii) the Voting Agreements, in order for Salix to complete the Proposed Acquisition, Defendants need only secure an additional 39% of Santarus’ not-already-locked-up common stock. The Voting Agreements therefore operate as a deterrent to other potential purchasers.

54. Taken as a whole, the foregoing deal protection devices essentially discourage a third-party “white knight” from stepping forward to provide Santarus stockholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, which were approved by the Board as part of the Merger Agreement, represent an ongoing breach of the Individual Defendant’s fiduciary duties.

55. Unless the Proposed Acquisition is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares.

56. The Proposed Acquisition is wrongful, unfair, and harmful to Santarus’ public stockholders, who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial positions and interests at the expense of, and to the detriment of, the members of the Class.

57. The Proposed Acquisition will deny Plaintiff and the other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Salix, the Individual Defendants, and Company executives at an unfair and inadequate price.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

58. By reason of the Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Santarus and owe Plaintiff and the other members of the Class a duty of highest good faith, loyalty, and due care.

59. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders, and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the stockholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value stockholders will receive rather than use a change of control to benefit themselves.

60. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders.

61. The Individual Defendants owe fiduciary duties to Santarus’ stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected, and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the best interests of the Company’s stockholders.

62. Because the Individual Defendants control the business and corporate affairs of Santarus and because they are in possession of private corporate information concerning the Company’s assets, businesses, and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public stockholders of Santarus. This discrepancy makes it grossly and inherently unfair for the Individual Defendants to entrench themselves at the expense of Santarus’ stockholders.

63. The Individual Defendants have breached their fiduciary duties owed to Plaintiff and the other members of the Class in that they have not exercised independent business judgment and have acted to the detriment of the Class.

64. Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value.

65. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

66. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duties, and will prevent the sale of Santarus at a substantial premium, all to the irreparable harm of Plaintiff and the other members of the Class.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

67. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

68. The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public stockholders of Santarus and put their own personal interests and the interests of Salix ahead of the interests of the Santarus public stockholders. They have also used their control positions as officers and directors of Santarus for the purpose of reaping personal gain for themselves and other Santarus insiders at the expense of Santarus’ public stockholders.

69. The Individual Defendants failed to: (1) take adequate steps to enhance Santarus’ value and attractiveness as an acquisition candidate; (2) effectively expose Santarus to the marketplace in an effort to create an active and open auction for Santarus; or (3) act independently so that the interests of public stockholders would be protected. Instead, the Individual Defendants have allowed Salix to set an acquisition price for the shares of Santarus stock that does not reflect the true value of Santarus.

70. These tactics pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to Santarus’ public stockholders, and are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense of, and to the detriment of, the Santarus public stockholders. These maneuvers by the Individual Defendants will deny members of the Class their right to share appropriately in the true value of Santarus’ valuable assets, future earnings, and profitable businesses to the same extent as they would as Santarus’ stockholders.

71. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Acquisition, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

72. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary duties owed to Santarus and its public stockholders.

73. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Santarus’ assets and business in exchange for their Santarus shares, and have been, and will continue to be, prevented from obtaining a fair price for their shares of Santarus common stock.

74. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

75. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Santarus and Salix)

76. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

77. Defendants Santarus and Salix knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class. The Proposed Acquisition could not take place without the active participation of Santarus and Salix.

78. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

79. Defendants Santarus and Salix knowingly colluded in, and aided and abetted, the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class.

80. Plaintiff and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

81. Plaintiff and the Class have no adequate remedy at law.

REQUESTED RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A) Declaring that this action may be maintained as a class action;

B) Declaring that the Proposed Acquisition is unfair, unjust, and inequitable to Plaintiff and the other members of the Class;

C) Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable;

D) In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

E) Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

F) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G) Granting such other and further relief as may be just and proper.

Dated: November 15, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
OF COUNSEL:		Wilmington, DE 19803
(302) 295-5310
POMERANTZ GROSSMAN
HUFFORD		Attorneys for Plaintiff
DAHLSTROM & GROSS LLP
Gustavo F. Bruckner
Ofer Ganot
600 Third Avenue
New York, NY 10016